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AGREEMENT

This Share Purchase Agreement ("**Agreement**") signed on 13 November , 2005_ by and between **Pimi Marion Holdings Ltd**, (Company number 51-349712-3), incorporated in the State of Israel (**"The Company"**) and Mr. **Nimrod Ben-Yehuda**, I.D. 051795631 and **Omdan Consulting and Instructing LTD private company no. 51-146831-6**, (jointly and severally: the "**Shareholders**") from one side, and Mr. **Alon Carmel** and **JNS Capital LLC** (jointly and severally: **"The Investors"**) from the other side.

RECITALS

Whereas The parties have executed a term sheet pursuant to which they now wish to execute this Agreement, and;

Whereas The Investors after having conducted due diligence of the Company business *inter alia* by experts, and after being involved in the Company business and activity (including trade show and negotiations) desire to invest in The Company against the issuance of The Company's Ordinary and Management shares in accordance with the terms set forth in this Agreement.

Now therefore the parties agree to the following:

1. DEFINITIONS AND EXHIBITS

For the purpose of this Agreement, capitalized words shall have the meanings as specified below or as defined in other parts of this Agreement.

"Business Plan" - Financial and non-financial targets that the Company believes it can meet, on a quarterly basis in the years 2005, 2006 and 2007 – all of which are incorporated in a document titled the Business Plan which is attached to this agreement as **Appendix "A"**.

"Investment" - A total of US $900,002 to be funded in quarterly installments as provided for in the Business Plan against the issuance of 120,000 Ordinary Shares of the Company at the price of $7.50 per shares, and 2 Management Shares at the price of $1.00 each.

"The Loan Agreement" – the loan agreement dated February 7, 2005 and as amended on May 11, 2005 attached hereto as **Appendix "B"**.

"The Loan" - Investors have previously made four loans to the Company totaling $180,000 pursuant to The Loan Agreement.

"Intellectual Property" - The Patents and Patent applications described in **Appendix "C"**, as well as any and all related intellectual property, including knowledge, technologies and know-how that have been developed, registered and/or accumulated by Mr. Nimrod Ben-Yehuda, in relation to the Patents and Patents applications which Intellectual Property is currently owned by the Company or will be transferred to the ownership of the Company without any consideration – excluding rights to use and/or benefit from that portion of the Intellectual Property that pertains to the exclusive purpose of water treatment.

Pimi Marion Holdings Ltd.
C/O Advocate Eitan Shmueli Law Offices
33 Jabotinsky St. Ramat-Gan 52511
Israel

2. SALE AND TRANSFER OF SHARES / SIGNING AND CLOSING

2.1 SHARES

Subject to the terms and conditions of this Agreement (including, without limitation, subject to the fulfillment of the conditions and obligations set out in Sections 2.3 and 2.4 below), at the Closing, The Company shall issue and deliver the Investors the Shares, free and clear of all Encumbrances, and The Investors will invest the investment sums in The Company, as set out in Section 2.2 below.

2.2 INVESTORS UNDERTAKINGS

(a) The investment shall be in the total sum of US$ 900,002 (Nine hundred thousand and two US Dollars) ("**The Investment**").

(b) The Investment shall be satisfied as follows:

    i) Pursuant to a previously signed Term Sheet, the Investors have increased their loan to the Company to US $110,000 on the same terms and conditions provided in the Loan Agreement dated February 7, 2005 and its addendum dated May 11, 2005.

    ii) On August 23 2005, the Parties have agreed to a new Business Plan, and therefore Investors have increased the loan to the Company to $140,000 on the same terms and conditions provided in the Loan Agreement dated February 7, 2005 and its addendum dated May 11, 2005.

    iii) On October 2005 the Investors have made an additional loan to the Company in the sum of $40,000 on the same terms and conditions provided in the Loan Agreement dated February 7, 2005 and its addendum dated May 11, 2005.

(c) The investors shall convert any and all sums, which were furnished to the company as The Loan, to an investment to be deducted immediately from the funding obligations undertaken by Investors.

(d) Pay to the Company the sum of $2.00 for the 2 Management Shares at the price of $1.00 per Management Share.

(e) Fund The Investment instalments according to the Business Plan. Each instalment shall be funded for the subsequent quarter, no later than 45 days prior to the end of each quarter, subject to clause 4.2(b) hereinafter.

(f) In the event that the Company exceeds the quarterly benchmarks provided in the Business Plan, Investors shall consider, favourably, the possibility to accelerate the funding of their Investment should Investors decide that such acceleration of funding assists the needs of the Company.

Pimi Marion Holdings Ltd.
C/O Advocate Eitan Shmueli Law Offices
33 Jabotinsky St. Ramat-Gan 52511
Israel

2.3 COMPANY UNDERTAKINGS

(a) The Company shall issue to The Investors 24,000 Ordinary Shares against the funding of the Investment pursuant to Paragraphs 2.2 (b)(a) and 2.2 (b)(b).

(b) In addition, The Company shall issue 96,000 Ordinary shares to an Escrow holder pursuant to the Escrow Clause set forth below.

(c) The Company shall issue 2 management shares to the Escrow holder pursuant to the Escrow Clause below.

(d) Subsequently, Company will provide to The Investors financial reports as following:

i) Management-prepared monthly reports – no later than on the 20th day of the subsequent month.

ii) Auditor-reviewed reports – no later than on the 45th day of the month subsequent to the end of each of the 1st, 2nd and 3rd quarter of the year.

iii) Audited financial reports – no later than 120 days subsequent to the end of the year.

2.4 ESCROW CLAUSE

(a) The parties shall appoint Advocate Yoel Levy of Twin Tower 1, 33 Jabotinsky st., Ramat Gan to act as escrow holder ("Escrow Holder"). At the signing of this Agreement, the Company shall issue 96,000 ordinary shares of NIS 0.01 par value each and two (2) management shares of NIS 1 par value each to the Escrow Holder. The Escrow Holder shall act in accordance with the following:

(b) Escrow shall deliver to Investors the Ordinary Shares:

i) Upon notice from the Investors to Escrow, with a copy to the Company, of the funding of an instalment of the Investment accompanied by a receipt from the Company evidencing such instalment or a receipt evidencing a wire transfer of such instalment to the Company's bank account Escrow shall deliver to Investors the number of shares that, at the price of $7.50 per share, corresponds to the amount of the instalment.

ii) All the shares held by Escrow upon notice, by Investors, of a Material Breach by Company, as defined hereinafter, and against payment to Escrow, by Investors, of the sum representing NIS 0.01 per share multiplied by the total number of shares held by Escrow, which sum Escrow will then deliver to the Company. The notice will be accompanied by an affidavit of one of the Investors that all the terms of section 4.2(iii) (b) have been fulfilled.

(c) Escrow shall deliver to investors the 2 Management Shares held by Escrow as following:

i) One (1) Management Share shall be delivered to Investors upon notice from the Investors to Escrow, with a copy to the Company, that they have

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funded a total of $450,000 of the investment, accompanied by receipts from the company and/or wire transfer receipts evidencing funding of the entire $450,000 less the sums provided in Paragraphs 2.a and 2.b.

ii) One (1) Management Share shall be delivered to Investors upon notice from the Investors to Escrow, with a copy to the Company, that they have completed the funding of their entire Investment obligation under the Investment Agreement, accompanied by receipts from the company and/or wire transfer receipts evidencing funding of the entire $900,000 less the sums provided in Paragraphs 2.a and 2.b.

iii) Upon receipt of notice from the Investors to Escrow, with a copy to the Company, of a Material Breach by Company, as defined hereinafter, accompanied by an affidavit of one of the Investors that all the terms of section 4.2(iii)(b) have been fulfilled.

(d) In the event of a breach by the Investors, Escrow shall deliver all the Ordinary Shares and Management Shares then held by Escrow to the Company.

2.5 Performances by Share Holders:

The holders of the 2 Management Shares not allocated to Investors shall support the creation by the Company of an Employee Stock Option Plan and the allocation of 24,000 of the authorized ordinary shares to such plan.

2.6 SIGNING AND CLOSING

Acts to be Performed Prior to the execution of this agreement:

(a) Immediately prior to the execution of this agreement, the Company and the Shareholders will present to The Investors for examination all the documents ("The Closing Documents"), as set out below:

(1) Resolutions of The Company's board of directors ("The Company's Board of Directors") resolving (i) to approve the execution of this Agreement; and (ii) to approve the issuing of the shares pursuant to this Agreement and to authorize the directors of The Company to sign the appropriate documentation;

(2) Share allocation forms conforming with the articles of association of The Company, in respect of the shares, duly executed by The Company and The Shareholders;

3. REPRESENTATIONS AND WARRANTIES.

The Company and the Shareholders hereby represent and warrant, jointly and severally, to The Investors the representations and warranties set forth in Sections 3.1 through 3.6 (inclusive) (**"The Warranties"**) and undertake that the Warranties are true and accurate in all respects as of the agreement execution date, and acknowledge that The Investor has agreed to enter into this

Marion Holdings Ltd.
c/o Advocate Eitan Shmueli Law Offices
Jabotinsky St. Ramat-Gan 52511

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Agreement relying, *inter alia*, on the truth and accuracy of The Warranties. No representation or warranty of The Company or the Shareholders in this Agreement omits to state a material fact necessary to make the statements herein or therein, and is, in light of the circumstances in which they were made, not misleading. It is hereby clarified that the Investors have conducted due diligence of the Company business, Know-How, and Patents by their own experts, and has escorted the Company and took part in its activity since 1st of January 2005.

3.1 SHARE CAPITAL, TITLE, ORGANIZATION, AUTHORITY, COMPLIANCE

3.1.1 Share Capital and Title

The authorized share capital of The Company consists of 9,999,600 ordinary shares of NIS 0.01 par value per share and 4 management shares of NIS 1.00 par value per share, of which 120,000 ordinary shares and 2 management shares are issued and outstanding, and constitute all of The Company's shares prior to the issuance of shares pursuant to this Agreement. The Shareholders are the registered owners and holders of all the issued shares, free and clear of all encumbrances, including, without limitation any encumbrances to the benefit of any beneficiary owners. Mr. Nimrod Ben-Yehuda, through Ash-Dor Assets Management and Trusts Ltd is the owner of 75% of the Shares, comprising 90,000 Ordinary Shares and 1 Management Share, and Mr. Eitan Shmueli through Omdan Consulting and Instruction Ltd is the owner of 25% of the Shares, comprising 30,000 ordinary shares and 1 management share. No reference to any purported Encumbrance appears upon any certificate representing the share capital of The Company. All of the outstanding share capital of The Company, has been duly authorized, validly issued and is fully paid-up and non-assessable. There are no options, warrants and/or any Contracts relating to the issuance, sale, or transfer of any shares or other securities of The Company except for the obligation to eNitiatives under section 3.3.8(iii) of this Agreement. None of the outstanding shares or other securities of The Company was issued in violation of the Israeli Companies Law, 1999 or any other legal requirement. The shares shall, upon their issuance or transfer to The Investors, vest in The Company, free of any encumbrances, and all rights (including voting rights, equity and all other rights) of shareholders in The Company.

3.1.2 Subsidiaries

The Company does not own directly or indirectly, nor is entitled and/or required to acquire, any shares or other securities of any Person pursuant to any Contract or otherwise, nor does The Company have any direct or indirect equity or ownership interest in any other business.

3.1.3 Organization and Good Standing

(a) The Company is a corporation duly organized, validly existing, and in good standing under the laws of Israel, with full corporate power and authority to conduct its business as it is now being conducted, to own, lease or use the assets that it purports to own, lease or use, and to perform all its obligations under Contracts..

(b) The minute books, and records of The Company are complete, correct and up-to-date in

Pimi Marion Holdings Ltd.
C/O Advocate Eitan Shmueli Law Offices

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all respects and have been maintained in accordance with sound business practices and applicable legal requirements. The minute books of The Company contain accurate, complete and up-to-date records of all meetings held, and corporate action taken by the shareholders and the board of directors of The Company, and no meeting of any such shareholders or board of directors has been held for which minutes have not been prepared and are not contained in such minute books. At the agreement execution, all of those books and records will be in the possession of The Company.

(c)   The Disclosure Letter (**Appendix "D"**) contains complete copies of all Organizational Documents of The Company as currently in effect. The copies of the Articles of Association of The Company attached hereto as aforesaid, are complete, correct and up-to-date in all respects and have embodied in them or annexed thereto a copy of every shareholders' resolution amending the Article of Association in any way.

(d)   The Disclosure letter sets out the name of each bank in or with which the Company has had accounts, credit lines or safety deposit boxes, and the names of all persons presently authorized to draw thereon or having access thereto, and a brief description of each such account.

(e) ¹ The Disclosure letter sets out the names of all persons now holding any power of attorney from The Company and a summary of the terms thereof.

3.1.4   Authority

This Agreement (including all those agreements and documents, the execution of which is contemplated under this Agreement) have been, or will have been upon the execution of this Agreement, duly and validly executed by The Company and/or the Shareholders and are, or as the case may be, will on Execution, constitute the legal, valid, and binding obligation of The Company and the Shareholders, and such other parties, and enforceable against The Company and Shareholders and such other parties in accordance with their terms. The Company and the Shareholders have the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and to perform their obligations under this Agreement.

3.1.5   Compliance with Legal or Contractual Requirements

(a)   Except as set forth in the Disclosure Letter (**Appendix "D"**), neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i)   Contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of The Company, or (B) any resolution adopted by the board of directors or the shareholders of The Company;

(ii)   Contravene, conflict with, or result in a violation of: (A) any rights of any Person, or (B) any Contracts to which any of the Shareholders are parties; or (C) any legal requirement or any Order to which The Company or any Shareholder, or any of the assets owned, leased or used by The Company, may be subject; or entitle any

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Governmental Body or other person to challenge any of the contemplated transactions or to exercise any remedy or obtain any relief under any legal requirement or any Order as aforesaid;

(iii) Contravene, conflict with, or result in a violation of any of the terms or requirements of, or result in any Governmental Body revoking, withdrawing, suspending canceling, terminating, or modifying, any Governmental Authorization held by The Company, relating to the business of, or any of the assets owned, leased or used by, The Company;

(iv) Cause the Company to become subject to, or to become liable for the payment of, any Tax;

(v) Cause any of the assets owned by The Company to be reassessed or revalued by any taxing authority or other Governmental Body;

(vi) Contravene, conflict with, or result in a violation or breach of, or entitle any Person to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract and/or any provision thereof;

(vii) Relieve any Person of any obligation to The Company (whether contractual or otherwise) or entitle any Person to terminate any obligation, right or benefit (whether contractual or otherwise) enjoyed by The Company;

(viii) Result in the imposition or creation of any encumbrance upon or with respect to any of the assets owned, leased or used by The Company; or

(ix) Cause any officer or key employee of The Company to leave their employment.

(b) Except as set forth in the Disclosure Letter (**Appendix "D"**), The Company nor any of the Shareholders are and will not be required to give any notice to, or obtain any consent, approval, ratification, waiver or other authorization (including, without limitation, any governmental authorization) from any person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the contemplated transactions.

(c) All returns, particulars, resolutions, and documents required by the Israeli Companies Law, 1999 or any other legislation to be filed with the Israeli Registrar of Companies or with any other Governmental Body, have been duly filed.

3.2 FINANCIAL STATEMENTS AND ASSETS

3.2.1 Proper Accounting and Compliance with Israeli Generally Accepted Accounting Principles

The books of account and all records of the Company are or will be complete, correct and up-to-date and have been maintained in accordance with sound business practices, and generally accepted accounting principles in Israel (**"Israeli GAAP"**), including the maintenance of an adequate system of internal controls.

... Holdings Ltd.
... Law Offices
... Ramat-Gan ...

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3.2.2 **Balance Sheets and Profit and Loss Statements**

(a) **General**

(i) The Company has delivered to The Investors:

(1) The unaudited trial balance of The Company as of August 31, 2005 and the related profit and loss statements (hereinafter the "Financial Statements").

(ii) The Financial Statements (A) conform to the books and records of The Company in all material respects; (B) present a true, complete and correct view of the financial condition and the results of operations, changes in shareholders' equity, and cash flow of The Company as at the respective dates of and for the periods referred to therein, all in accordance with Israeli GAAP; (C) reflect the consistent application of Israeli GAAP throughout the periods involved. No financial statements of any Person other than The Company are required by Israeli GAAP to be included in the financial statements of The Company.

(iii) To the best of the Company's and the Shareholders knowledge and of the knowledge of the officers of The Company, as of the date of the execution of this Agreement, there are no facts or circumstances which are material in relation to the assets, business or financial condition of The Company which do not appear from the Financial Statements and/or which have not been fully and fairly disclosed in the Disclosure Letter (**Appendix "D"**).

(b) **Without prejudice to and notwithstanding the generality of the above Section 3.2.2(a):**

(b1) **Title to Assets**

The Company owns, leases or has the legal right to use all assets used in the operation of its business and has good and marketable title to, or in the case of leased assets, valid leases in respect of, all the assets: (i (i) purchased or otherwise acquired by The Company since its organization, which assets purchased or acquired as aforesaid (other than inventory and short-term investments) are listed in the Disclosure Letter (**Appendix "D"**). All the assets owned, leased or used by The Company as aforesaid are free and clear of all Encumbrances and are not subject to any limitations of any nature, save as set out in the Disclosure Letter (**Appendix "D"**).

(b2) **Condition And Sufficiency Of Assets**

The Company owns, leases, or has the legal right to use all the assets that it needs in order to continue to run its business after the execution of this agreement in the same manner as it has during the 12 (twelve) months preceding that date.

The equipment of The Company is structurally sound, in good operating condition and repair, and does not require any maintenance or repairs except for routine maintenance

... Holdings Ltd. ... Law Offices

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and repairs, in the ordinary course of business, that are not material in nature or cost.

Without derogating from any other provision in this Agreement, it is recorded that all office space (including shared storage space) occupied by The Company is validly leased by The Company from Kibutz Alonim being registered owner thereof, pursuant to a lease agreement dated 1/4/2005, which is in full force and effect. The said Buildings are in good repair and fit for the purposes for which they are used, and there is no material defect in the condition thereof, and the said Buildings comply with all required planning and building permits. Save for the said office space, The Company does not own, lease, occupy or use any other immovable property in connection with its business.

(b3) *Accounts receivable*

All accounts receivable of The Company reflected in the Financial Statements and in the accounting records of The Company as of the date of this agreement execution (collectively, the "Accounts receivable") represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. Unless paid prior to the execution date, the Accounts receivable are, or will be, as of the execution date current and collectible net of the respective reserves shown on the Financial Statements, respectively, or in the accounting records of The Company as of the execution date (which reserves are adequate and calculated consistent with the practice used for the year 2004 and, in the case of the reserve as of the execution date, will not represent a greater percentage of the Accounts receivable as of the execution date than the reserve reflected in the 2004 Balance Sheet in respect of the Accounts receivable reflected therein and will not represent a Material Adverse Change in the composition of such Accounts receivable in terms of aging). Subject to such reserves, each of the Accounts receivable either has been or will be collected in full, without any set-off, within ninety days after the day on which it first becomes due and payable. There is no contest, claim, or right of set-off, other than returns in the ordinary course of business, under any Contract with any obligor of an Accounts receivable relating to the amount or validity of such Accounts receivable. The Disclosure Letter (**Appendix "D"**) contains a complete and accurate list of all Accounts receivable as of 31.8.2005. .

(b4) Inventory.

All inventory of The Company, whether or not reflected in the Financial Statements, respectively, is in good and undamaged condition, and consists of a quality and quantity usable and salable in the ordinary course of business, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Financial Statements, respectively, or in the accounting records of The Company as of the execution date, as the case may be. All inventories not written off have been priced at the lower of cost or net realizable value. The quantities of each item of inventory (whether raw materials, work-in-process, or finished goods) are not excessive, but are reasonable in the present circumstances of The Company.

(b5) Intellectual Property

(b5/1) Know-How Necessary for the Business

Marion Holdings Ltd.
Elias Shmueli Law Offices
Jabotinsky St. Ramat-Gan

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Company, and all amounts deductible from The Company's employees shall have been duly deducted, as at the execution date. To the best of the Shareholders knowledge, there are no outstanding claims against The Company by any of its employees and/or directors.

(c)   Except as disclosed in Part 3.2.2(b7) or in the Employment Agreements referred to in Section 2.3(ii) (5) of this Agreement, there exist no agreements or promises between The Company and any of its employees or directors, whether written or oral, with respect to any change in compensation, current or future profit-sharing, cash, shares or other bonus entitlements, fringe benefits, severance pay, retirement pay, accrued vacation pay, vacation accrued, and no service credited for purposes of vesting and eligibility to participate under The Company's pension, retirement, profit-sharing, thrift-savings, deferred compensation, share bonus, share option, cash bonus, employee share ownership (including investment credit or payroll share ownership), severance pay, insurance, medical, welfare, or vacation plan.

3.3   NO LIABILITIES

3.3.1   General

Except as set forth in any Part of the Disclosure Letter (**Appendix "D"**) The Company has no Liabilities or obligations of any nature whatsoever except for Liabilities or obligations reflected or reserved against in the Financial Statements, and Liabilities incurred in the ordinary course of business since it organization.

In particular and without derogating from the generality of the foregoing, the following is represented and warranted:

3.3.2   Compliance with Legal Requirements

Except as set forth the Disclosure Letter (**Appendix "D"**), The Company is, and at all times since its incorporation has been, in full compliance with each legal requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets. To the best of the Company knowledge, no event has occurred, act been performed or omission omitted which may result after the execution date in violation by The Company of any of the laws referred to in this Section or in the incurring by The Company of any Liability or cost in connection therewith.

3.3.3   Contracts; No Defaults

Except as set forth the Disclosure Letter (**Appendix "D"**):

(a)   no officer, director, agent, employee, consultant, or contractor of The Company is bound by any Contract that purports to limit or which adversely affects or will affect (i) the ability of such individual or of The Company to engage in or continue any conduct, activity, or practice relating to the business of The Company, or (ii) the ability of such individual to assign to The Company any rights to any invention, improvement, discovery or other Intellectual Property Assets.

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(b)   Each Contract is in full force and effect and is legal, valid and enforceable in accordance with its terms, and shall continue in full force and effect (and not be subject to termination by the counterparty thereto), notwithstanding the consummation of the transactions contemplated by this Agreement, and is, and has been, fully complied with by all of the parties thereto. None of the parties to any Contract is in breach or default thereof and no event has occurred or circumstance exists that may result in a violation or breach of any Contract, or give any party to such Contract the right to declare a default or an acceleration of maturity or performance, or to exercise any remedy.

(c)   There are no renegotiations of, or outstanding rights to renegotiate any material amounts paid or payable to The Company under current or completed Contracts with any Person and no such Person has made oral or written demand for such renegotiation.

3.3.4   Employees

(a)   No director, officer, or other key employee of The Company intends to terminate its employment with The Company.

(b)   The Disclosure Letter (**Appendix "D"**) contains a complete and accurate list of the following information for each retired employee or director of The Company, or their dependents, receiving benefits or scheduled to receive benefits in the future: Name, pension benefit, retiree medical insurance coverage, retiree life insurance coverage, and other benefits.

Except as disclosed in the Disclosure Letter (**Appendix "D"**), such retired employees or directors, or their dependents, will not receive or are not scheduled to receive any pension benefits, retiree medical insurance coverage, retiree life insurance coverage, and other benefits.

3.3.5   Insurance

(i)   All policies set out in the Disclosure Letter (**Appendix "D"**) which are held by The Company or that provide coverage to any Shareholder, The Company or any director or officer of The Company: (i) are valid, outstanding, and enforceable, (ii) are issued by an insurer that is reputable to be financially sound, and (iii) taken together, provide adequate insurance coverage for the assets and the operations of The Company, (iv) are sufficient for compliance with all legal requirements and Contracts to which The Company is a party or by which any of them is bound, (v) will continue in full force and effect following the consummation of the Contemplated Transactions, and (vi) do not provide for any retrospective premium adjustment or other experienced-based liability on the part of The Company.

(ii)   None of the Shareholders nor The Company has received (i) any refusal of coverage or any notice that a defense will be afforded with reservation of rights, or (ii) any notice of cancellation or any other indication that any insurance policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations.

(iii)   The Company has punctually paid all respective premiums due, and has otherwise

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performed all of its obligations, under each policy to which it is a party or that provides coverage to it or to any director thereof.

(iv) The Company has given timely notice to the insurer of all claims that may be insured thereby.

(v) The Shareholders are not aware of the occurrence of any act or omission, which could invalidate or impair such insurance.

3.3.6 Environmental Matters

Without derogating from the provisions of Section 3.3.1 above, except as set forth in the Disclosure Letter (**Appendix "D"**), The Company is, and at all times has been, in full compliance with, and has not been and is not in violation of or has Liability or potential Liability under, any legal requirement relating to environmental protection, occupational, health and safety and similar laws.

3.3.7 Labor Relations; Compliance

Except as set forth in The Disclosure Letter (**Appendix "D"**):

(i) There has not been, nor is there presently pending or existing, nor Threatened, any Proceeding against or affecting The Company relating to the alleged violation of any legal requirement pertaining to labor relations or employment matters. No event has occurred nor circumstance exists that could provide the basis for any labor dispute.

(ii) The Company has complied in all respects with all legal requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, Occupational Safety and Health, and plant closing.

3.3.8 Certain Payments / Finder's Fees

(i) Except as disclosed in the Disclosure Letter (**Appendix "D"**): neither The Company, nor any director, officer, agent, employee of The Company, nor any other Person associated with or acting for or on behalf of any Company, has directly or indirectly (i) made any bribe, payoff, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services to obtain or reward special concessions, or favorable treatment in securing business for or in respect of The Company or in violation of any legal requirement, (ii) established or maintained any fund or asset that has not been recorded in the books and records of The Company.

(ii) Upon execution of the Investment the Company shall pay to eNitiatives – New Business Architects Ltd. ("eNitiatives"), within 30 days of the Investment Agreement, the sum of $18,000 plus VAT as consideration for eNitiatives' work done to facilitate the Investment.

(iii) eNitiatives shall have the right to receive from The Company and The Company shall have the right to deliver to eNitiatives, 1,200 Ordinary Shares at a value of $7.50 per share, in lieu of 50% of the payment provided, in which case The Company shall only pay to eNitiatives the sum of $9,000 in addition to the delivery of the shares plus VAT on the entire value. the transaction to take place within 30 days of the execution of this

Pimi Marion Holdings Ltd.
C/O Advocate [illegible] Shmuel Law Offices

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Agreement.

(iv) The holders of the 2 Management Shares not held by Investors shall vote in support of Investors' Management Shares regarding employment of eNitiatives and/or Mr. Reuven Marko, which employment shall be covered in a separate agreement.

3.4 NO PENDING OR THREATENED PROCEEDINGS

Except as set forth in the Disclosure Letter (**Appendix "D"**):

(a) There is no pending Proceeding:

(i) That has been commenced by or against The Company or that otherwise relates to or may affect the business of, or any of the assets owned, leased or used by, The Company; or

(ii) That challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions; or

(iii) That Threatens to subject any officer, director, agent, or employee of The Company or any of its Subsidiaries to any Order that would prohibit such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of The Company.

(b) To the knowledge of The Company and the Shareholders: (i) no such Proceeding has been Threatened, and (ii) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding. The Proceedings listed in the Disclosure Letter (**Appendix "D"**) will not have a Material Adverse Effect on the business, operations, assets, condition, or prospects of The Company.

3.5 NO MATERIAL ADVERSE CHANGE

(a) Since January 1, 2005 and until the execution of this Agreement:

(i) No dividend, bonus or distribution (including without limitation, cash payment) has been declared, made or paid on or in respect of any share capital of, or otherwise to any shareholder (or any Related Persons thereof) of The Company;

(ii) Except as set forth in the Disclosure Letter (**Appendix "D"**), The Company has conducted its business only in the ordinary course of business, and there has been no material adverse change, nor have there been any events or circumstances that may have a material adverse effect, including without limitation;

(iii) No change in The Company's authorized or issued share capital; grant of any share options; issuance of any security convertible into such share capital; grant of any registration rights; purchase, redemption, retirement, or other acquisition by The Company of any shares of such share capital;

(iv) No amendment to the incorporation documents of The Company was made;

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(v) Except as detailed in Section 2.3(a)(5) no payment nor increase by The Company of any salaries, bonuses, or other compensation payable by The Company to any Shareholder, director, officer, or (except in the ordinary course of business) to any employee; or entry by The Company into any employment, or other similar Contract with any director, officer, or employee (except in the ordinary course of business), and no making, forgiveness or other change in the terms of any loan by The Company to any employee;

(vi) Except as detailed in Section 2.3(a)(5), no adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of The Company;

(ix) No sale, transfer, lease, or other disposition of any asset of The Company outside the ordinary course of business, nor mortgage, pledge, or imposition of any lien or other Encumbrance on any material asset of The Company; and no amendment or modification of any agreement other than in the ordinary course of business;

(xi) No material change in the accounting methods, principles or practices followed by The Company;

(xii) No agreement, commitment, or undertaking, whether oral or written, by The Company to do any of the foregoing.

(b) There is no fact known to any Shareholder or The Company (other than general economic or industry conditions) that has or will have a Material Adverse Effect or materially threatens, the assets, business, prospects, financial condition, or results of operations of The Company that has not been set forth in this Agreement or the Disclosure Letter (Appendix "D").

3.6 MR. NIMROD BEN-YEHUDA:

Mr. Nimrod Ben-Yehuda (**"Nimrod"**):

a) Will provide his services to The Company in the capacity of Chief Technology Officer for a period of no less than three years, starting on the date of execution of this Agreement.

b) Shall act as The Company's Director of Business Development until such time as the board will resolve that the Company should hire a dedicated person to serve in the capacity of Director of Business Development.

c) Will substantially devote all his time and efforts to the business of The Company and to the continued development of its technology and intellectual property, as may be requested, from time to time, by The Company's board of directors.

d) Nimrod shall not be involved, directly or indirectly, in any venture whose interests are deemed by The Company's board of directors, in conflict with The Company or

Holdings Ltd.
Law Offices
Ramat-Gan

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in the event such involvement is detriment to the business of The Company. To the extent that Nimrod is currently in any other venture or any other time-consuming activity and/or research and, to the extent that Nimrod currently own other patents and/or technologies, disclosure of same is made in the Disclosure Letter (Appendix "D").

Nimrod's compensation from The Company shall include the following:

e) Monthly gross salary of NIS 25,000 starting April 2005, including Twenty (20) paid vacation days per year, and specifically includes the compensation for the limitation undertaken under Section 6 herein below.

f) Executive insurance.

g) "Keren Hishtalmut at the rate of 10% (7.5% contribution by the Company).

h) Disability insurance at a rate not to exceed 2% with customary coverage.

i) A fully paid rental car (including taxes assessed for private use).

j) A company-provided mobile phone. The phone charges shall be fully covered by The Company.

k) A semi-annual bonus as following:

    (i) NIS 25,000 if the company meets its financial targets in the pertinent half year.

    (ii) NIS 60,000 if the company exceeds its financial targets by 30% or more in the pertinent half year.

Nimrod shall receive from The Company the following for the purpose of performing his obligations in accordance with his employment with The Company:

l) A laptop computer paid by The Company.

m) A company credit card to be used exclusively for company-approved expenses. The use of such credit card shall be audited, at the end of each year, by the Company's auditors and any improper or un-approved use of the credit card, as determined by the auditors, shall be deducted from Nimrod's salary as expediently as possible.

n) When traveling on business, the Company shall also pay:

    (iii) Airfare in economy class;

    (iv) Non-luxury hotels;

    (v) Transportation;

    (vi) Up to the sum of $100 per day for other expenses.

    (vii) The Company shall further pay for entertainment of customers and selected vendors and service providers hosted by Nimrod.

A breach, by Nimrod, of any of these provisions shall be considered a Material Breach as defined hereinafter and shall entitle the Investors to their remedies resulting from a Material Breach as provided for hereinafter.

                                          .... Holdings Ltd.
                                      Elan Shmueli Law Offices
                                     Jabotinsky St. Ramat-Gan 52617
                                      Israel

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4. INDEMNIFICATION

4.1 BREACHES BY THE COMPANY

(a) The Company shall be deemed in "Breach" in the event that:

(i) For the period of July 1, 2005 through March 31, 2006:

1. The Company fails to deliver financial reports to Investors on the dates provided hereinbefore, provided the Company delivers such reports no later than 60 days subsequent to the dates provided hereinbefore.

2. Failure by the Company and/or Nimrod to fulfill their undertakings pursuant to this Agreement.

(ii) At any time subsequent to March 31, 2006:

3. It fails to meet 65% of its financial targets as provided in the Business Plan in any given quarter; and/or,

4. It fails to meet any of its quarterly non-financial targets as provided in the Business Plan.

(b) The Company shall be deemed to be in a "Material Breach" in the event that:

(i) At any time subsequent to the execution of this Agreement, and provided the Investors are not in breach as provided herein

(1) The Company fails to deliver financial reports to Investors on the dates provided hereinbefore, provided such failure is not remedied within 60 days.

(2) The Company and/or Nimrod fail to rectify a breach within 45 days of receipt of a notice of breach from The Investors.

(ii) Subsequent to march 31, 2006 and provided Investors are not in breach, as provided herein:

(1) It fails to meet at least 75% of its cumulative financial targets for any two consecutive quarters, as provided in the Business Plan; and/or

(2) It fails to meet any of its quarterly non-financial targets for any quarter, as provided in the Business Plan <u>and</u> fails to remedy such shortcomings, in addition to making the non-financial targets in the subsequent quarter;

4.2 <u>REMEDIES GRANTED TO INVESTORS:</u>

(a) Unless specifically agreed upon otherwise, The Company and the Shareholders, severally, hereby undertake to indemnify and hold harmless The Investors or, at The Investors option, The Company, for any Liability, loss, claim, damage (including, without limitation, incidental and consequential damages), expense (including, without limitation, costs of investigation, defense, reasonable attorneys' fees, and other legal expenses) or diminution of value, whether or not involving a third-party claim (collectively, "Damages"), arising, directly or indirectly, from or in connection with:

(i) any breach of any of the Shareholders' Warranties;

(ii) any breach by any Shareholder of any covenant or obligation of such Shareholder in this Agreement;

(iii) In case of Breach or Material Breach as defined above:

Marion Holdings Ltd.
Advocate Eran Shmueli Law Offices

(a) In the event of a Breach The Investors shall have the right, at their sole discretion, to postpone the installment of the quarter subsequent to the breach until after the last installment of the investment.

(b) In the event of a Material Breach: Investors shall be under no obligation to further invest in the Company and shall nonetheless receive from the Escrow holder the Ordinary Shares and Management Shares then remaining in Escrow as provided in the Escrow Provision – Provided, however, that the Company fails to:

(i) Rectify the Material Breach in the subsequent quarter <u>in addition</u> to meeting the subsequent quarter's targets; or

(ii) Repurchase from Investors all their shares of the Company at the price of $7.50 per shares, within 1 year from such Material Breach (**"Repurchase"**).

Notwithstanding the foregoing, should the Company recruit a new investor or a purchaser for the entire company at a price, or post-investment valuation of $5 million Dollars or higher, The Company shall give Investors a notice of such investment and/or purchase and the Investors shall have the right to cure the funding of the Investment within 10 days of receipt of such notice and restore all their rights provided in the Agreement.

It is hereby clarified that if the Investors decided to act according to this section they will not be able to act in accordance with section 4.2(i) or 4.2(ii) above.

<u>4.3 Breaches by Investors and Remedies granted to Company</u>:

(a) <u>Breach</u>: Investors sole obligation is to fund the Investment in accordance with the Investment Agreement, unless The Company is in breach. Investors shall be deemed in breach if Investors default on their funding obligations <u>and</u> fail to cure such default within 37 days of receipt of a notice of default from the Company.

(b) <u>Remedy</u>: In the event of a breach by Investors, Investors shall lose their right to complete the investment and lose their right to the Management Shares held by the Escrow at such time – all of which shall be returned by Escrow to the Company's pursuant to the Escrow Provision.

5 TIME LIMITATIONS

(i) Subject to the clause (ii) below, Shareholders liability (for indemnification or otherwise) with respect to any of their Warranties, or covenant or obligation in this Agreement shall continue until and be time barred in accordance with the Israeli statute of limitation.

(ii) The Shareholders acknowledge and agree that the Investors is and/or was under no obligation or duty whatsoever to investigate, inspect or examine the Shares and/or The Company for defects or deficiencies at any time before, on or after the execution date, except for the examination of all documents and/or materials and/or other information presented by the Shareholders to the Investors.

6 NON-COMPETITION BY SHAREHOLDERS

6.1 COVENANT NOT TO COMPETE

(a) For a period of 3 years after the date of signing of this Agreement, and in case of Nimrod 3 years after the date of termination of his employment with the Company, which ever is

Marion Holdings Ltd.
Shmuel Law Offices
Ramat-Gan

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later:

(i) Each Shareholder will not, directly or indirectly, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, or control of, be employed by, associated with, or in any manner connected with, lend such Shareholders' name or any similar name to, lend such Shareholders' credit to, or render services or advice to, any business whose products or activities compete in whole or in part with the products or activities of The Company in Israel (boundaries as of execution date), provided, however, that any Shareholder may purchase or otherwise acquire up to (but not more than) one percent of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange. Each Seller agrees that this covenant is reasonable with respect to its duration, geographical area, and scope;

(ii) Each Shareholder will not, directly or indirectly, either for himself or any other Person, (A) induce or attempt to induce any employee of The Company to leave its employ, (B) employ, or otherwise engage as an employee, independent contractor, or otherwise, any employee of The Company, or (D) induce or attempt to induce any customer, supplier, licensee, or business relation of The Company to cease doing business with such Company, or in any way interfere with the relationship between any customer, supplier, licensee, or business relation of The Company.

(b) In the event of a breach by any Shareholder of any covenant set forth in clause (a) above, the term of such covenant will be extended by the period of the duration of such breach.

(c) Each Shareholder will, for a period of 3 years after the date of signing of this Agreement (as defined hereinafter), within ten days after accepting any employment, advise The Investors of the identity of any employer of such Shareholder. The Investors or The Company may serve notice upon each such employer that such Shareholder is bound by the non-competition covenant of this Agreement (Section 6.1) and furnish each such employer with a copy of Sections 6 and 5.1 of this Agreement or relevant portions thereof.

(d) The restrictions under (a), (b) and (c) above shall apply also to the Investors mutatis mutandis.

7. GENERAL PROVISIONS

7.1 EXPENSES

Except as otherwise expressly provided in this Agreement, the Investors, the Shareholders and The Company will bear their respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the contemplated transactions, including all fees and expenses of agents, representatives, counsel, and accountants. stamp duty, if any, payable in respect of this Agreement shall be paid by the Shareholders and/or The Company. The Shareholder will ensure that The Company does not bear or incur any fees and expenses of agents, representatives, counsel, and accountants

7.2 CONFIDENTIALITY / PUBLIC ANNOUNCEMENTS

Marion Holdings Ltd.
C/O Advocate Eitan Shmueli Law Offices
[illegible] St. Ramat-Gan [illegible]

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This Agreement and its contents shall be kept confidential by the parties hereto. The contents of any communication about this Agreement to third parties shall be mutually agreed upon by the parties. Any public announcement, press release or similar public communication with respect to this Agreement will, however, be issued at such time and in such manner as shall be mutually determined.

7.3 ENTIRE AGREEMENT AND MODIFICATION

Save for The Loan Agreement, this Agreement replaces and supersedes all prior agreements, term sheets or any other document or previous understanding between the parties with respect to its subject matter and constitutes (along with all its Exhibits which are an integral part of it) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed and signed by the parties to be charged with the amendment, and any waiver of this provision shall only be valid and binding if executed in writing by the party giving the waiver.

7.4 DISCLOSURE LETTER

In the event of any inconsistency between any provisions of and/or the statements in this Agreement and those in the Disclosure Letter **(Appendix "D")** (unless otherwise specifically stated in the Disclosure Letter with respect to a specific representation or warranty), the provisions or statements in this Agreement shall prevail.

7.5 ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS

Neither party may assign any of its rights under this Agreement without the prior consent of the other parties, except that The Investors may assign any of their rights (but not obligations) under this Agreement to any related person or entity. Subject to the above said, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties.

7.6 SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court or arbitral tribunal of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect, and the invalid or unenforceable provision shall be substituted by a valid and enforceable provision closest to the economic intent intended by the parties with the invalid or unenforceable provision which achieves, as far as possible, the original business purposes of the excluded provision.

7.7 GOVERNING LAW AND ARBITRATION

7.7.1 Governing Law and Jurisdiction

This Agreement shall be governed by and construed according to the laws of Israel and the authorized courts of Tel-Aviv, Israel, shall have the sole and exclusive jurisdiction over any dispute arising between the parties hereto.

C/O Advocate Eitan Shmueli Law Office ... Ramat-Gan 52511

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7.8 ENTRY INTO FORCE / COUNTERPARTS

(a) This Agreement shall come into force as of the date last below written, once duly executed by all the parties.

(b) This Agreement and its Exhibits may be executed in 3 original sets (one such set for each party).

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date last below written.

Pimi Marion Holdings, Ltd.

Pimi Marion Holdings Ltd.
C/O Advocate Eitan Shmueli Law Offices
33 Jabotinsky St. Ramat-Gan 52511
Israel

By: Eitan Shmeuli

Title: Director

Omdan Education and Instructing Ltd   Nimrod Ben Yehuda

By: Eitan Shmeuli

JNS Capital LLC   Alon Carmel

By:

Name: Joe Shapira
Title: Managing Member

Agreed to by:

eNitiatives – New Business Architects Ltd.

By:

Name: Reuven Marko
        Title: General Manager